UNITED STATES                    OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION         OMB Number: 3235-0145
                 Washington, D.C. 20549               Expires: December 31, 2005
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                  Bluefly, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   0966227103
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                                 (CUSIP Number)


                                February 14, 2005
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 096227103                                            PAGE 2 OF 5 PAGES

1.   NAMES OF REPORTING PERSONS
     IRS  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          E. Kenneth Seiff

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [X]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen

   NUMBER OF      5.    SOLE VOTING POWER
    SHARES                   2,144,800
 BENEFICIALLY
  OWNED BY        6.    SHARED VOTING POWER
    EACH
  REPORTING       7.    SOLE DISPOSITIVE POWER
 PERSON WITH                 2,144,800

                  8.    SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,147,800

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
     Instructions)                                                           [X]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.6%

12.  TYPE OF REPORTING PERSON (See Instructions)

          IN

                                                               PAGE 3 OF 5 PAGES

Item 1.   (a)  Name of Issuer:

                    Bluefly, Inc.

          (b)  Address of Issuer's Principal Executive Offices:

                    42 West 39th Street
                    New York, New York 10018

Item 2.   (a)  Name of Person Filing:

                    E. Kenneth Seiff

          (b)  Address of Principal Business Office or, if none, Residence:

                    Mr. Seiff's business address is c/o Seiff Ventures, LLC, 645
               Madison Avenue, 20th Floor, New York, New York 10022.

          (c)  Citizenship:

                    United States citizen

          (d)  Title of Class of Securities:

                    Common Stock

          (e)  CUSIP Number:

                    096227103

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

     (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

     (e)  [ ]  An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E).

     (f)  [ ]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F).

     (g)  [ ]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

     (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

                                                               PAGE 4 OF 5 PAGES


Item 4.   Ownership.

               As of the date hereof, E. Kenneth Seiff beneficially owns 2,144,800 shares of common stock of the Issuer (the "Shares"), representing approximately 12.6% of the Shares outstanding, including:
          (i) 296,423 Shares; and (ii) 1,848,377 Shares issuable upon the exercise of stock options that are exercisable within 60 days of the date hereof. This number excludes 3,000 Shares owned by Nicole Seiff, Mr. Seiff's wife, as to which Mr. Seiff disclaims beneficial ownership.

               Mr. Seiff has the sole voting and dispositive power with respect to all 2,144,800 Shares beneficially owned by him.

Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

               Not applicable.

Item 8.   Identification and Classification of Members of the Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           February 14, 2005
                                                       -------------------------
                                                                (Date)

                                                         /s/ E. Kenneth Seiff
                                                       -------------------------
                                                              (Signature)

                                                            E. Kenneth Seiff
                                                       -------------------------
                                                              (Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)